UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and

(d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Himax Technologies, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.3 per share

(Title of Class of Securities)

43289P106

(CUSIP Number)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43289P106

1.	Name of Reporting Person Innolux Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0

12.	Type of Reporting Person CO

CUSIP No. 43289P106

1.	Name of Reporting Person Leadtek Global Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0

12.	Type of Reporting Person CO

Item 1.
	(a)	Name of Issuer: Himax Technologies, Inc.
(b)

Address of Issuer’s Principal Executive Offices

The address of the principal business office of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, Republic of China

Item 2.
	(a)	Name of Person Filing Innolux Corporation (formerly known as Chimei Innolux Corporation) Leadtek Global Group Limited
(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Innolux Corporation is No. 160, Kesyue Rd. Jhunan Science Park, Miaoli County 350, Taiwan, the Republic of China.

The address of the principal business office of Leadtek Global Group Limited is Portcullis TrustNet Chambers,

P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

	(c)	Citizenship Innolux Corporation is incorporated under the laws of the Republic of China. Leadtek Global Group Limited is incorporated under the laws of the British Virgin Islands.
	(d)	Title of Class of Securities Ordinary Shares, par value US$0.3 per Share (the “Shares”).
	(e)	CUSIP Number 43289P106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for each of the reporting persons, and is incorporated herein by reference for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013	Innolux Corporation

/s/ Shu-Fen Chang
Name: Shu-Fen Chang
Title: Attorney-in-Fact for and on behalf of Innolux Corporation

Dated: June 20, 2013	Leadtek Global Group Limited

	By:	/s/ Shu-Fen Chang
Name: Shu-Fen Chang
Title: Attorney-in-Fact for and on behalf of Leadtek Global Group Limited

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. In evidence there of, each of the undersigned hereby execute this Agreement on June 20, 2013.

Dated: June 20, 2013	Innolux Corporation

/s/ Shu-Fen Chang
Name: Shu-Fen Chang
Title: Attorney-in-Fact for and on behalf of Innolux Corporation

Dated: June 20, 2013	Leadtek Global Group Limited

	By:	/s/ Shu-Fen Chang
Name: Shu-Fen Chang
Title: Attorney-in-Fact for and on behalf of Leadtek Global Group Limited